Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

VIA EDGAR

May 26, 2021

Lisa N. Larkin

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Enhanced High Yield Municipal Bond Fund
File Numbers: 333-231722; 811-23445

Dear Ms. Larkin:

This letter responds to the comments that you provided via telephone on April 14, 2021, regarding pre-effective amendment no. 2 to the registration statement on Form N-2 (the “Registration Statement”) for the Nuveen Enhanced High Yield Municipal Bond Fund (the “Registrant” or the “Fund”). For convenience, each of the comments are repeated below, with the response immediately following. Capitalized terms not defined in this letter have the meanings ascribed to them in the Registration Statement.

General

1.

Comment:  Because the Fund’s name contains “Municipal Bond,” please confirm that municipal securities and other related investments included in the Fund’s 80% policy are synonymous with the requirements for municipal bonds for purposes of Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”).

Response:  Pursuant to the Frequently Asked Questions about Rule 35d-1 issued by the staff of the Division of Investment Management, a fund that uses the term “municipal bond” in its name suggests that the fund’s distributions are exempt from income tax. In addition, such funds may count securities that generate income subject to the alternative minimum tax toward the 80% investment requirement. The Fund confirms that at least 80% of its Assets will be comprised of municipal securities and other related investments that will comply with these requirements.

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL

A Pennsylvania Limited Liability Partnership

Ms. Lisa N. Larkin

May 26, 2021

2.	Comment: Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response:  The Registrant has not presented any “test the waters” materials to potential investors in connection with this offering.

Registration Statement Outside Front Cover Page

3.

Comment:  On the second page of the front cover, in the third sentence of the paragraph titled “Leverage,” the disclosure states that the Fund “intends initially to obtain leverage through either investments in inverse floating rate securities, which represent leveraged investments in underlying bonds, borrowings, reverse repurchase agreements (effectively a borrowing) and the issuance of preferred shares of beneficial interest, or a combination of thereof.” Please confirm that the Fund does not intend to issue preferred shares within 12 months of the effectiveness of the Registration Statement. Otherwise, please add appropriate disclosure on preferred shares.

Response:  The Registrant does not have immediate plans to issue preferred shares within the first year of the effectiveness of the Registration Statement. The Registrant notes that, to the extent it does issue preferred shares, the consequences of any such issuance to common shareholders are already disclosed in the Registration Statement. In the “Common Shares” disclosure contained in the “Description of Shares and Debt” section, the consequences are described as follows:

“If the Fund issues Preferred Shares, the Common Shareholders will not be entitled to receive any cash distributions from the Fund unless all accrued dividends on Preferred Shares have been paid, and unless asset coverage (as defined in the 1940 Act) with respect to Preferred Shares would be at least 200% after giving effect to the distributions.”

4.

Comment:  On the second page of the front cover, please specify the intervals between deadlines for repurchase requests, pricing and payments to the section titled “Repurchase Offers,” as more fully described on page 77.

Response:  The following disclosure will be added to the section titled “Repurchase Offers”:

“The repurchase pricing date will occur no later than the 14th day after the repurchase request deadline (or the next business day, if the 14th day is not a business day). The Fund expects to distribute payment to Common Shareholders between one and three (3) business days after the repurchase pricing date and will distribute such payment no later than seven (7) calendar days after such date. The Fund currently anticipates that the

Ms. Lisa N. Larkin

May 26, 2021

repurchase request deadline will be the same date as the repurchase pricing date.”

5.	Comment: Please add the following two bullets to the section titled “Investor Suitability” on the third page of the front cover:

(1)

The Fund may pay distributions from sources that may not be available in the future and unrelated to a company’s performance, such as [offering proceeds, borrowings, and amounts from affiliates that are subject to repayments by investors] [insert as applicable].

(2)

An investor will pay a sales load of up to [insert amount] and offering expenses of up to [insert amount] on amounts invested. If you pay the maximum aggregate [insert amount] for sales load and offering expenses, you must experience a total return on your net investment of [insert amount] in order to recover these expenses.

Response:  The Registrant has reviewed the first proposed bullet point and determined that it is not applicable to the Fund, as none of the stated sources would be used to pay distributions. Separately, the Registrant confirms that it will add the disclosure included in the second bullet point to the sections of the front cover titled, “Purchasing Class A Common Shares” and “Purchasing Class I Shares,” as applicable for each Class.

6.

Comment:  On the third page of the front cover, in the second sentence of the last paragraph, the disclosure incorporates by reference the Fund’s Statement of Additional Information. Please confirm that the Fund will comply with Fast Act requirements with respect to information incorporated by reference in the Registration Statement. See FAST Act Modernization and Simplification of Regulation S-K, Rel. No. 33-10618, Mar. 20, 2019; Rule 411 under the 1933 Act; Rule 0-4 under the 1940 Act.

Response:  The Registrant confirms that it will comply with the Fast Act requirements, including adding hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the Registration Statement, if filed on EDGAR.

PROSPECTUS

Prospectus Summary

7.

Comment:  The first sentence in the section titled “The Fund” refers to exemptive relief on which the Fund may rely to offer additional classes of Common Shares. Please provide a copy of this exemptive relief.

Response:  The Registrant confirms that the exemptive relief was provided supplelmentally, prior to the submission of this correspondence.

Ms. Lisa N. Larkin

May 26, 2021

8.	Comment: On page 10, consider revising “Inverse Floating Rate Securities Risk” to include LIBOR transition risk.

Response:  The Fund does not consider the transition from LIBOR to be a principal risk for the Fund at this time and therefore respectfully declines to add the requested disclosure. The Fund continues to monitor its risk disclosure in order to determine whether to add disclosure.

Summary of Fund Expenses

9.	Comment: Please confirm that the fee table example disclosure on page 21 is consistent with Form N-2, as the fees appear to be stated in the inverse.

Response:  The Registrant confirms that the disclosure is consistent with Form N-2 and the format used by all other Nuveen closed-end funds.

Plan of Distribution

10.	Comment: On page 71, under the section titled “Sales Charge—Class A Common Shares,” please revise the table to conform the numbers so that they go out to the same decimal place.

Response:  The Registrant confirms that the table has been revised as requested.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

11.

Comment:  The fourth investment restriction states that the Fund may not, “[i]nvest more than 25% of its total assets in securities of issuers in any one industry; provided, however, that such limitation shall not apply to municipal securities other than those municipal securities backed principally by the assets and revenues of non-governmental users.” Please add “or group of related industries” after “any one industry.”

Response:  The Registrant respectfully submits that the investment restriction relating to concentration is consistent with Section 8 (b)(1)(E) of the 1940 Act, and the Instruction to Item 8.b.2(b) and Item 17.2.e of Form N-2, which provide that a fund must disclose its policy with respect to concentrating investments in either a particular industry or a related group of industries. Neither Section 8(b)(1)(E) of the 1940 Act, nor the Instructions or requirements of Form N-2, require the Fund to disclose a policy not to concentrate its investments with respect to both industries and groups of industries. In addition, the Fund’s concentration policy is consistent with concentration policies of other fund complexes and other funds within the Nuveen fund complex. Nevertheless, in order to satisfy the staff’s demand that the stated policy be more consistent with the literal wording of Item 17.2.e of Form N-2, the Fund has revised the fourth investment restriction as requested.

Ms. Lisa N. Larkin

May 26, 2021

Management of the Fund

12.

Comment:  On page 26, under the section titled, “Trustees and Officers,” the disclosure provides that “[t]he number of trustees of the Fund is ten, none of whom are an “interested person” (as the term “interested person” is defined in the 1940 Act) and nine of whom are not interested persons.” Please revise this statement to reconcile the inconsistency regarding the number of trustees that are not interested persons.

Response:  The Registrant has revised the disclosure to clarify that all ten trustees are not interested persons.

PART C

Item 25: Financial Statements and Exhibits

13.

Comment:  If the Fund’s By-Laws include limits on derivative actions, require exclusive jurisdiction, and waive a shareholder’s right to jury trial, please carve out federal securities law claims from such limits in accordance with prior communications with the staff.

Response:  The Registrant confirms that the Fund’s By-Laws will be amended at the May 2021 board meeting and will include substantially similar “limits” on derivative actions, exclusive jurisdiction, and waive a shareholder’s right to jury trial that the Nuveen closed-end funds previously adopted and which were previously reviewed by the staff.

As previously discussed with the staff, the Registrant does not believe that the derivative demand procedures in Section 6.5 of the Fund’s amended By-Laws or the exclusive forum and jury trail waiver provisions in Article VIII of the Fund’s amended By-Laws give rise to risks that are required to be disclosed as “principal risk factors associated with investment in the Registrant” pursuant to Item 8(3)(a) of Form N-2. These types of provisions are commonplace in governing documents of both investment companies and operating companies. Nonetheless, consistent with the prior communication with the staff, the Registrant has summarized these provisions under the section of the Prospectus entitled “Certain Provisions in the Declaration of Trust and By-Laws.” The added disclosure has been replicated below:

“Procedural Requirements on Derivative Actions, Exclusive Jurisdiction and Jury Trial Waiver. The By-laws of the Fund, dated as of October 5, 2020 and effective with respect to the Fund as of May 26, 2021, contain certain provisions affecting potential shareholder claims against the Fund, including procedural requirements for derivative actions, an exclusive forum provision, and the waiver of shareholder rights to a jury trial. Massachusetts is considered a “universal demand” state, meaning that under Massachusetts corporate law a shareholder must make a demand on the company before bringing a derivative action (i.e., a lawsuit brought

Ms. Lisa N. Larkin

May 26, 2021

by a shareholder on behalf of the company). The By-laws of the Fund provide detailed procedures for the bringing of derivative actions by shareholders which are modeled on the substantive provisions of the Massachusetts corporate law derivative demand statute. The procedures are intended to permit legitimate inquiries and claims while avoiding the time, expense, distraction, and other harm that can be caused to the Fund or its shareholders as a result of spurious shareholder demands and derivative actions. Among other things, these procedures:

• provide that before bringing a derivative action, a shareholder or, if brought in the right of or name of or on behalf of a class of shareholders (the “affected Class”), the affected Class, must make a written demand to the Fund;

• establish a 90 day review period, subject to extension in certain circumstances, for the Board of Trustees to evaluate the shareholder’s demand;

• establish a mechanism for the Board of Trustees to submit the question of whether to maintain a derivative action to a vote of shareholders or the affected Class, as appropriate;

• provide that if the Fund does not notify the requesting shareholder of the rejection of the demand within the applicable review period, the shareholder may commence a derivative action;

• establish bases upon which a trustee will not be considered to be not independent for purposes of evaluating a derivative demand; and

• provide that if the trustees who are independent for purposes of considering a shareholder demand determine in good faith within the applicable review period that the maintenance of a derivative action is not in the best interest of the Fund, the shareholder shall not be permitted to maintain a derivative action unless he or she first sustains the burden of proof to the court that the decision of the trustees not to pursue the requested action was not a good faith exercise of their business judgment on behalf of the Fund.

These procedures may be more restrictive than procedures for bringing derivative suits applicable to other investment companies.

The By-laws also require that actions by shareholders against the Fund or a class of the Fund, except for actions under the U.S. federal securities laws, be brought

Ms. Lisa N. Larkin

May 26, 2021

only in a certain federal court in Massachusetts, or if not permitted to be brought in federal court, then in the Business Litigation Session of the Massachusetts Superior Court in Suffolk County (the “Exclusive Jurisdictions”), and that the right to jury trial be waived to the fullest extent permitted by law. Other investment companies may not be subject to similar restrictions. The designation of Exclusive Jurisdictions may make it more expensive for a shareholder to bring a suit than if the shareholder were permitted to select another jurisdiction. Also, the designation of Exclusive Jurisdictions and the waiver of jury trials limit a shareholder’s ability to litigate a claim in the jurisdiction and in a manner that may be more favorable to the shareholder. It is possible that a court may choose not to enforce these provisions of the Fund’s By-laws.”

Item 34: Undertakings

14.	Comment: The language included in response to Item 34.6 of Form N-2 provides “[n]ot applicable.” Please add the required undertaking if requesting acceleration.

Response:  The Registrant has revised the undertakings disclosure to include the undertaking required by Item 34.6 of Form N-2.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 215.564.8528, or, in my absence, Dave P. Glatz at 312.964.3502.

Sincerely yours,

/s/ Joel D. Corriero

Joel D. Corriero

Enclosures

Copies (w/encl.) to

M. Winget

E. Fess

D. Glatz